Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2022
Deducted from asset accounts:
Allowance for doubtful accounts	$987	(26)	—	12	$973
Allowance for obsolete inventories	$447	543	—	(573)	$417
Valuation allowance for deferred tax assets	$7,934	1,838	—	—	$9,772
Included in accrued expenses:
Reserve for sales returns	$55	779	—	(775)	$59
Year Ended December 31, 2023
Deducted from asset accounts:
Allowance for doubtful accounts	$973	519	—	(214)	$1,278
Allowance for obsolete inventories	$417	463	—	(460)	$420
Valuation allowance for deferred tax assets	$9,772	524	—	—	$10,296
Included in accrued expenses:
Reserve for sales returns	$59	753	—	(771)	$41